Exhibit 99.1
Riskified Achieves Record Quarterly Free Cash Flows;
Board Authorizes Additional $75 Million Share Repurchase Program
Improves Guidance for FY 2024

NEW YORK, November 13, 2024 - Riskified Ltd. (NYSE: RSKD) (the “Company”), a leader in ecommerce fraud and risk intelligence, today announced financial results for the three and nine months ended September 30, 2024. The Company will host an investor call to discuss these results today at 8:30 a.m. Eastern Time.
“Our advanced Artificial Intelligence platform continues to set us apart in the market, positioning us as a global leader in ecommerce fraud and risk intelligence. Our technology advantage, strong brand awareness, and differentiated platform has led to increased levels of new business activity and market share gains across key verticals,” said Eido Gal, Co-Founder and Chief Executive Officer of Riskified.
Q3 2024 Business Highlights

•Won Largest Policy Protect Deal in Company History: In the third quarter we successfully cross-sold our largest Policy Protect deal to date, with an Annual Contract Value of nearly $2 million. This large Fashion merchant is already active on the Riskified network using our core Chargeback Guarantee product.

•Continued Expansion in Tickets and Live Events: In our Ticketing and Live Events sub-vertical, we successfully upsold a top new logo won during the first quarter of 2024 by taking additional volume from a competitor. We believe that our strong performance in this category is driving a network flywheel effect, which is helping us to build a powerful competitive moat and deepen our expertise in the space.

•Further Vertical and Geographic Diversification with the Addition of New Merchants: We continued to have success landing new merchants on the Riskified network, which in turn deepened our vertical and geographic reach. Our top ten new logos added during the third quarter represented wins in each of our six different verticals, and across four geographies, with particular strength in the United States.

•Landed New Account in Money Transfer & Remittance Category: During the third quarter, we onboarded a multi-billion dollar global money transfer company with a worldwide network spanning more than 500,000 locations in over 190 countries and territories. We believe that this category represents an exciting area of potential expansion.

•Share Repurchase Program Update: We repurchased approximately 8.6 million ordinary shares for approximately $47 million during the third quarter. In addition, our Board of Directors authorized the repurchase of an additional $75 million of the Company’s ordinary shares, subject to the completion of required Israeli regulatory procedures. Assuming completion of the required Israeli regulatory procedures, our total outstanding aggregate repurchase authorization was approximately $85 million, as of November 11th. We remain committed to repurchasing our shares at attractive valuation levels.

Q3 2024 Financial Summary & Highlights
The following table summarizes our consolidated financial results for the three and nine months ended September 30, 2024 and 2023, in thousands except where indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Gross merchandise volume ("GMV") in millions(1)	$34,706	$29,674	$101,712	$87,897
Increase in GMV year over year	17%		16%
Revenue	$78,849	$71,872	$233,987	$213,545
Increase in revenues year over year	10%		10%

GAAP Gross profit	$38,956	$31,140	$122,078	$104,004
GAAP Gross profit margin	49%	43%	52%	49%

Net profit (loss)	$(9,699)	$(20,925)	$(30,838)	$(55,770)
Net profit (loss) margin	(12)%	(29)%	(13)%	(26)%

Adjusted EBITDA(1)	$899	$(8,448)	$5,990	$(18,203)
Adjusted EBITDA margin(1)	1%	(12)%	3%	(9)%
Additional Financial Highlights:

•GAAP gross profit margin of 49% for the three months ended September 30, 2024, improved from 43% in the prior year. Non-GAAP gross profit margin(1) of 50% for the three months ended September 30, 2024, improved from 44% in the prior year. GAAP gross profit margin of 52% for the nine months ended September 30, 2024, improved from 49% in the prior year. Non-GAAP gross profit margin of 53% for the nine months ended September 30, 2024, improved from 50% in the prior year.

•GAAP net loss per share was $(0.06) for the three months ended September 30, 2024 compared to $(0.12) in the prior year. Non-GAAP net profit per share(1) for the three months ended September 30, 2024 was $0.03 compared to a loss of $(0.02) in the prior year. GAAP net loss per share was $(0.18) for the nine months ended September 30, 2024 compared to $(0.32) in the prior year. Non-GAAP net profit per share for the nine months ended September 30, 2024 was $0.11 compared to a loss of $(0.02) in the prior year.

•Operating cash flow of positive $14.0 million for the three months ended September 30, 2024, improved from $4.5 million in the prior year. Free cash flow(1) of positive $13.9 million for the three months ended September 30, 2024, improved from $3.7 million in the prior year. Operating cash flow of positive $29.0 million for the nine months ended September 30, 2024, improved from negative $0.1 million in the prior year. Free cash flow of positive $28.5 million for the nine months ended September 30, 2024, improved from negative $1.2 million in the prior year.

•Ended September 30, 2024 with approximately $389.8 million of cash, deposits and investments on the balance sheet and zero debt.

“Our third quarter results demonstrated Riskified’s commitment toward profitable growth, highlighted by our continued adjusted EBITDA margin expansion and record free cash flow generation. Additionally, we continue to strategically utilize our strong balance sheet to enhance shareholder value through share repurchases while remaining focused on maintaining financial discipline,” said Aglika Dotcheva, Chief Financial Officer of Riskified.
Financial Outlook:

For the year ending December 31, 2024, we now expect:

•Revenue between $322 million and $327 million

•Adjusted EBITDA(2) between $14 million and $20 million

(1) GMV is a key performance indicator. Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit margin, non-GAAP net profit (loss) per share, and free cash flow are non-GAAP measures of financial performance. See “Key Performance Indicators and Non-GAAP Measures” for additional information and “Reconciliation of GAAP to Non-GAAP Measures” for a reconciliation to the most directly comparable GAAP measure.

(2) We are not able to provide a reconciliation of Adjusted EBITDA guidance for the fiscal year ending December 31, 2024 to net profit (loss), the most directly comparable GAAP financial measure, because certain items that are excluded from Adjusted EBITDA but included in net profit (loss) cannot be predicted on a forward-looking basis without unreasonable effort or are not within our control. For example, we are unable to forecast the magnitude of foreign currency transaction gains or losses which are subject to many economic and other factors beyond our control. For the same reasons, we are unable to address the probable significance of the unavailable information, which could have a potentially unpredictable and significant impact on our future GAAP financial results.
Authorization to Repurchase Ordinary Shares

On November 12, 2024, the Company's Board of Directors authorized the repurchase of up to $75 million of the Company’s ordinary shares, subject to the completion of required Israeli regulatory procedures. This authorization is in addition to the Company’s existing $150 million share repurchase authorizations in the aggregate, of which approximately $140 million had been utilized as of November 11, 2024. Any share repurchases under the program may be made from time to time in the open market, including through trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in privately negotiated transactions or by other means in accordance with U.S. federal securities laws. The Company intends to fund repurchases from existing cash and cash equivalents. Following, and subject to, completion of the required Israeli regulatory procedures, the timing, as well as the number and value of any shares repurchased under the program, will be determined by the Company at its discretion under the Board authorized program and will depend on a variety of factors, including management's assessment of the intrinsic value of the Company's ordinary shares, the market price of the Company's ordinary shares, general market and economic conditions, available liquidity, alternative investment opportunities, and applicable legal requirements. The Company is not obligated to acquire any particular amount of ordinary shares under the program, and the program may be suspended, modified or discontinued at any time without prior notice. This press release is neither an offer to purchase nor a solicitation of an offer to buy any securities.

Conference Call and Webcast Details

The Company will host a conference call to discuss its financial results today, November 13, 2024 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Riskified’s Investor Relations website at ir.riskified.com. A replay of the webcast will also be available for a limited time at ir.riskified.com. The press release with the financial results, as well as the investor presentation materials will be accessible on the Company’s Investor Relations website prior to the conference call.
Key Performance Indicators and Non-GAAP Measures
This press release and the accompanying tables contain references to Gross Merchandise Volume ("GMV"), which is a key performance indicator, and to certain non-GAAP measures which include non-GAAP measures of financial performance, including Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP cost of revenue, non-GAAP operating expenses by line item, non-GAAP net profit (loss), and non-GAAP net profit (loss) per share, and non-GAAP measures of liquidity, including Free Cash Flow. Management and our Board of Directors use key performance indicators and non-GAAP measures as supplemental measures of performance and liquidity because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items that we believe do not directly reflect our core operations. We also use Adjusted EBITDA for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives, and to evaluate our capacity to expand our business. Free Cash Flow provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet.
These non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or other items. Non-GAAP measures of financial performance have limitations as analytical tools in that these measures do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments; these measures do not reflect changes in, or cash requirements for, our working capital needs; these measures do not reflect our tax expense or the cash requirements to pay our taxes, and assets being depreciated and amortized will often have to be replaced in the future and these measures do not reflect any cash requirements for such replacements. Free Cash Flow is limited because it does not represent the residual cash flow available for discretionary expenditures. Free Cash Flow is not necessarily a measure of our ability to fund our cash needs.

In light of these limitations, management uses these non-GAAP measures to supplement, not replace, our GAAP results. The non-GAAP measures used herein are not necessarily comparable to similarly titled captions of other companies due to different calculation methods. Non-GAAP financial measures should not be considered in isolation, as an alternative to, or superior to information prepared and presented in accordance with GAAP. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. By providing these non-GAAP measures together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
We define GMV as the gross total dollar value of orders reviewed through our ecommerce risk intelligence platform during the period indicated, including the value of orders that we did not approve.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the below tables, adjusted for, as applicable, depreciation and amortization (including amortization of capitalized internal-use software as presented in our statement of cash flows), share-based compensation expense, payroll taxes related to share-based compensation, litigation-related expenses, restructuring costs, provision for (benefit from) income taxes, other income (expense) including foreign currency transaction gains and losses and gains and losses on non-designated hedges, and interest income (expense). Adjusted EBITDA margin represents Adjusted EBITDA expressed as a percentage of revenue. Non-GAAP Gross Profit Margin represents Non-GAAP Gross Profit expressed as a percentage of revenue. We define non-GAAP net profit (loss) per share as non-GAAP net profit (loss) divided by non-GAAP weighted-average shares. We define non-GAAP weighted-average shares, as GAAP weighted average shares, adjusted to reflect any dilutive ordinary share equivalents resulting from non-GAAP net profit (loss), if applicable.

We define Free Cash Flow as net cash provided by (used in) operating activities, less cash purchases of property and equipment.

Management believes that by excluding certain items from the associated GAAP measure, these non-GAAP measures are useful in assessing our performance and provide meaningful supplemental information due to the following factors:

Depreciation and amortization: We exclude depreciation and amortization (including amortization of capitalized internal-use software) because we believe that these costs are not core to the performance of our business and the utilization of the underlying assets being depreciated and amortized can change without a corresponding impact on the operating performance of our business. Management believes that excluding depreciation and amortization facilitates comparability with other companies in our industry.

Share-based compensation expense: We exclude share-based compensation expense primarily because it is a non-cash expense that does not directly correlate to the current performance of our business. This is because the expense is calculated based on the grant date fair value of an award which may vary significantly from the current fair market value of the award based on factors outside of our control. Share-based compensation expense is principally aimed at aligning our employees’ interests with those of our shareholders and at long-term retention, rather than to address operational performance for any particular period.

Payroll taxes related to share-based compensation: We exclude employer payroll tax expense related to share-based compensation in order to see the full effect that excluding that share-based compensation expense had on our operating results. These expenses are tied to the exercise or vesting of underlying equity awards and the price of our common stock at the time of vesting or exercise, which may vary from period to period independent of the operating performance of our business.

Litigation-related expenses: We exclude costs associated with the legal matter previously disclosed under the caption "Legal Proceedings" in our Form 6-K furnished with the Securities and Exchange Commission ("SEC") on August 15, 2023, because such costs are not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.

Restructuring costs: We exclude costs associated with the reduction in force previously disclosed in our Form 6-K furnished with the SEC on February 13, 2024, because these costs are related to one-time severance and benefit payments and are not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.
See the tables below for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.
We may refer to certain forward-looking non-GAAP financial measures on our quarterly results conference call. We are not able to provide a reconciliation of Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, and free cash flow guidance for the fiscal year ending December 31, 2024 to net profit (loss), gross profit, and net cash provided by (used in) operating activities, respectively, because certain items that are excluded from these non-GAAP metrics but included in the most directly comparable GAAP financial measures, cannot be predicted on a forward-looking basis without unreasonable effort or are not within our control. For example, we are unable to forecast the magnitude of foreign currency transaction gains or losses which are subject to many economic and other factors beyond our control. For the same reasons, we are unable to address the probable significance of the unavailable information, which could have a potentially unpredictable and potentially significant impact on our future GAAP financial results.
Forward Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our revenue and adjusted EBITDA guidance for fiscal year 2024, our anticipated non-GAAP gross profit margin and free cash flow for fiscal year 2024, expectations as to continued margin expansion, future growth potential in new verticals and new geographies, anticipated benefits of our share repurchase program and management of our dilution, internal modeling assumptions, expectations as to the macroeconomic environment, expectations as to our new merchant pipeline and upsell opportunities, the impact of competition, pricing pressure and churn, the performance of our multi-product platform, including the anticipated benefits of our AI-powered products and capabilities, our forecasted operating expenses and our business plans and strategy are forward looking statements, which reflect our current views with respect to future events and are not a guarantee of future performance. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively; continued use of credit cards and other payment methods that expose merchants to the risk of payment fraud, and other changes in laws and regulations, including card scheme rules, related to the use of these payment methods, and the emergence of new alternative payments products; our history of net losses and ability to achieve profitability; our ability to attract new merchants and retain existing merchants; the impact of macroeconomic conditions on us and on the performance of our merchants; our ability to continue to improve our machine learning models; fluctuations in our CTB Ratio and gross profit margin, including as a result of large-scale merchant fraud attacks or other security incidents; our ability to protect the information of our merchants and consumers; our ability to predict future revenue due to lengthy sales cycles; seasonal fluctuations in revenue; competition; our merchant concentration; the financial condition of our merchants, particularly in challenging macroeconomic environments, and the impact of pricing pressure; our ability to increase the adoption of our products and to develop and introduce new products; our ability to mitigate the risks involved with selling our products to large enterprises; our ability to retain the services of our executive officers, and other key personnel, including our co-founders; our ability to attract and retain highly qualified personnel, including software engineers and data scientists, particularly in Israel; changes to our prices and pricing structure; our exposure to existing and potential future litigation claims; our exposure to fluctuations in currency exchange rates, including recent declines in the value of the Israeli shekel against the US dollar as a result of the ongoing conflict in Israel; our ability to obtain additional capital; our third-party providers of cloud-based infrastructure; our ability to protect our intellectual property rights; technology and infrastructure interruptions or performance problems; the efficiency and accuracy of our machine learning models and access to third-party and merchant data; our ability to comply with evolving data protection, privacy and security laws; the development of regulatory frameworks for machine learning technology and artificial intelligence; our use of open-source software; our ability to enhance and maintain our brand; our ability to execute potential acquisitions, strategic investments, partnerships, or alliances; our ability to successfully establish partnership channels and to integrate with these partners; potential claims related to the violation of the intellectual property rights of third parties; our failure to comply with anti-corruption, trade compliance, and economic sanctions laws and regulations; disruption, instability and volatility in global markets and industries; our ability to enforce non-compete agreements entered into with our employees; our ability to maintain effective systems of disclosure controls and financial reporting; our ability to accurately estimate or judgements relating to our critical accounting policies; our business in China; changes in tax laws or regulations; increasing scrutiny of, and expectations for, environmental, social and governance initiatives; potential future requirements to collect sales or other taxes; potential future changes in the taxation of international business and corporate tax reform; changes in and application of insurance laws or regulations; conditions in Israel that may affect our operations; the impact of the dual class structure of our ordinary shares; risks associated with our share repurchase program, including the risk that the program could increase volatility and fail to enhance shareholder value; our status as a foreign private issuer; and other risk factors set forth in Item 3.D - “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the SEC on March 6, 2024, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

About Riskified
Riskified empowers businesses to unleash ecommerce growth by taking risk off the table. Many of the world’s biggest brands and publicly traded companies selling online rely on Riskified for guaranteed protection against chargebacks, to fight fraud and policy abuse at scale, and to improve customer retention. Developed and managed by the largest team of ecommerce risk analysts, data scientists and researchers, Riskified’s AI-powered fraud and risk intelligence platform analyzes the individual behind each interaction to provide real-time decisions and robust identity-based insights. Learn more at riskified.com.

Investor Relations: Chett Mandel, Head of Investor Relations | ir@riskified.com

Corporate Communications: Cristina Dinozo, Senior Director of Communications | press@riskified.com

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of September 30, 2024	As of December 31, 2023

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$356,398	$440,838
Short-term deposits	5,000	5,000
Accounts receivable, net	34,302	46,886
Prepaid expenses and other current assets	9,699	10,607
Short-term investments	28,357	28,968
Total current assets	433,756	532,299
Property and equipment, net	13,307	15,639
Operating lease right-of-use assets	26,301	29,742
Deferred contract acquisition costs	13,653	15,562
Other assets, noncurrent	7,821	8,690
Total assets	$494,838	$601,932
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,038	$2,573
Accrued compensation and benefits	20,217	24,016
Guarantee obligations	11,739	12,719
Provision for chargebacks, net	8,809	12,092
Operating lease liabilities, current	5,519	5,615
Accrued expenses and other current liabilities	12,503	12,796
Total current liabilities	60,825	69,811
Operating lease liabilities, noncurrent	22,810	25,694
Other liabilities, noncurrent	17,655	14,706
Total liabilities	101,290	110,211
Shareholders’ equity:
Class A ordinary shares, no par value; 900,000,000 shares authorized as of September 30, 2024 and December 31, 2023; 115,152,748 and 128,738,857 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively	—	—
Class B ordinary shares, no par value; 232,500,000 shares authorized as of September 30, 2024 and December 31, 2023; 48,902,840 and 49,814,864 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively	—	—
Treasury shares at cost, 24,847,213 and 3,038,865 ordinary shares as of September 30, 2024 and December 31, 2023, respectively	(129,599)	(13,155)
Additional paid-in capital	965,428	916,371
Accumulated other comprehensive profit (loss)	126	74
Accumulated deficit	(442,407)	(411,569)
Total shareholders’ equity	393,548	491,721
Total liabilities and shareholders’ equity	$494,838	$601,932

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Revenue	$78,849	$71,872	$233,987	$213,545
Cost of revenue	39,893	40,732	111,909	109,541
Gross profit	38,956	31,140	122,078	104,004
Operating expenses:
Research and development	16,671	17,397	51,522	54,455
Sales and marketing	20,999	21,758	66,681	67,097
General and administrative	15,616	17,195	48,313	52,737
Total operating expenses	53,286	56,350	166,516	174,289
Operating profit (loss)	(14,330)	(25,210)	(44,438)	(70,285)
Interest income (expense), net	5,050	5,717	16,189	16,781
Other income (expense), net	220	(193)	397	1,055
Profit (loss) before income taxes	(9,060)	(19,686)	(27,852)	(52,449)
Provision for (benefit from) income taxes	639	1,239	2,986	3,321
Net profit (loss)	$(9,699)	$(20,925)	$(30,838)	$(55,770)
Other comprehensive profit (loss), net of tax:
Other comprehensive profit (loss)	424	(570)	52	(1,538)
Comprehensive profit (loss)	$(9,275)	$(21,495)	$(30,786)	$(57,308)

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.06)	$(0.12)	$(0.18)	$(0.32)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	168,649,496	178,360,665	173,113,574	175,627,868

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Cash flows from operating activities:
Net profit (loss)	$(9,699)	$(20,925)	$(30,838)	$(55,770)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	(211)	24	(654)	(1,384)
Provision for (benefit from) account receivable allowances	397	(18)	762	176
Depreciation and amortization	806	892	2,560	2,672
Amortization of capitalized internal-use software costs	383	383	1,149	1,149
Amortization of deferred contract costs	2,739	2,393	8,087	6,954
Impairment of deferred contract costs	1,205	—	1,205	—
Share-based compensation expense	13,905	15,330	44,462	47,485
Non-cash right-of-use asset changes	1,107	1,283	3,441	3,510
Changes in accrued interest	(471)	1,214	473	1,659
Ordinary share warrants issued to a customer	384	384	1,151	1,152
Other	182	48	319	123
Changes in operating assets and liabilities:
Accounts receivable	5,469	7,015	11,777	6,188
Deferred contract acquisition costs	(2,360)	(1,662)	(5,492)	(5,193)
Prepaid expenses and other assets	30	(3,109)	(1,291)	(1,897)
Accounts payable	293	(1,326)	(425)	402
Accrued compensation and benefits	586	1,767	(3,559)	(4,292)
Guarantee obligations	1,899	(403)	(980)	(2,872)
Provision for chargebacks, net	(2,256)	(329)	(3,283)	(1,282)
Operating lease liabilities	(361)	(2,088)	(2,565)	(3,494)
Accrued expenses and other liabilities	(15)	3,620	2,706	4,570
Net cash provided by (used in) operating activities	14,012	4,493	29,005	(144)
Cash flows from investing activities:
Purchases of short-term deposits	—	(5,000)	—	(55,000)
Maturities of short-term deposits	—	80,000	—	327,000
Purchases of investments	—	(29,086)	—	(29,086)
Purchases of property and equipment	(105)	(826)	(507)	(1,074)
Proceeds from sale of fixed assets	83	—	83	—
Net cash provided by (used in) investing activities	(22)	45,088	(424)	241,840
Cash flows from financing activities:
Proceeds from exercise of share options	316	333	3,444	3,113
Purchases of treasury shares	(47,015)	—	(116,444)	—
Net cash provided by (used in) financing activities	(46,699)	333	(113,000)	3,113
Effects of exchange rates on cash, cash equivalents, and restricted cash	413	(536)	(21)	(353)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(32,296)	49,378	(84,440)	244,456
Cash, cash equivalents, and restricted cash—beginning of period	388,694	386,095	440,838	191,017
Cash, cash equivalents, and restricted cash—end of period	$356,398	$435,473	$356,398	$435,473

Reconciliation of GAAP to Non-GAAP Measures
The following tables reconcile non-GAAP measures to the most directly comparable GAAP measure and are presented in thousands except for share and per share amounts.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Net profit (loss)	$(9,699)	$(20,925)	$(30,838)	$(55,770)
Provision for (benefit from) income taxes	639	1,239	2,986	3,321
Interest (income) expense, net	(5,050)	(5,717)	(16,189)	(16,781)
Other (income) expense, net	(220)	193	(397)	(1,055)
Depreciation and amortization	1,189	1,275	3,709	3,821
Share-based compensation expense	13,905	15,330	44,462	47,485
Payroll taxes related to share-based compensation	135	109	486	386
Litigation-related expenses	—	48	1	390
Restructuring costs	—	—	1,770	—
Adjusted EBITDA	$899	$(8,448)	$5,990	$(18,203)
Net profit (loss) margin	(12)%	(29)%	(13)%	(26)%
Adjusted EBITDA Margin	1%	(12)%	3%	(9)%

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
GAAP gross profit	$38,956	$31,140	$122,078	$104,004
Plus: depreciation and amortization	418	427	1,268	1,299
Plus: share-based compensation expense	183	191	594	574
Plus: payroll taxes related to share-based compensation	4	3	15	8
Plus: restructuring costs	—	—	156	—
Non-GAAP gross profit	$39,561	$31,761	$124,111	$105,885
Gross profit margin	49%	43%	52%	49%
Non-GAAP gross profit margin	50%	44%	53%	50%

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
GAAP cost of revenue	$39,893	$40,732	$111,909	$109,541
Less: depreciation and amortization	418	427	1,268	1,299
Less: share-based compensation expense	183	191	594	574
Less: payroll taxes related to share-based compensation	4	3	15	8
Less: restructuring costs	—	—	156	—
Non-GAAP cost of revenue	$39,288	$40,111	$109,876	$107,660

GAAP research and development	$16,671	$17,397	$51,522	$54,455
Less: depreciation and amortization	354	391	1,127	1,172
Less: share-based compensation expense	3,167	3,182	9,992	10,092
Less: payroll taxes related to share-based compensation	1	1	4	1
Less: restructuring costs	—	—	555	—
Non-GAAP research and development	$13,149	$13,823	$39,844	$43,190

GAAP sales and marketing	$20,999	$21,758	$66,681	$67,097
Less: depreciation and amortization	239	260	738	767
Less: share-based compensation expense	4,430	4,940	14,370	14,714
Less: payroll taxes related to share-based compensation	78	71	277	208
Less: restructuring costs	—	—	563	—
Non-GAAP sales and marketing	$16,252	$16,487	$50,733	$51,408

GAAP general and administrative	$15,616	$17,195	$48,313	$52,737
Less: depreciation and amortization	178	197	576	583
Less: share-based compensation expense	6,125	7,017	19,506	22,105
Less: payroll taxes related to share-based compensation	52	34	190	169
Less: litigation-related expenses	—	48	1	390
Less: restructuring costs	—	—	496	—
Non-GAAP general and administrative	$9,261	$9,899	$27,544	$29,490

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$14,012	$4,493	$29,005	$(144)
Purchases of property and equipment	(105)	(826)	(507)	(1,074)
Free Cash Flow	$13,907	$3,667	$28,498	$(1,218)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Net profit (loss)	$(9,699)	$(20,925)	$(30,838)	$(55,770)
Depreciation and amortization	1,189	1,275	3,709	3,821
Share-based compensation expense	13,905	15,330	44,462	47,485
Payroll taxes related to share-based compensation	135	109	486	386
Litigation related expenses	—	48	1	390
Restructuring costs	—	—	1,770	—
Non-GAAP net profit (loss)	$5,530	$(4,163)	$19,590	$(3,688)

Weighted-average shares used in computing net profit (loss) and non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	168,649,496	178,360,665	173,113,574	175,627,868
Add: Dilutive Class A and B ordinary share equivalents	8,893,209	—	7,740,348	—
Weighted-average shares used in computing non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	177,542,705	178,360,665	180,853,922	175,627,868

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.06)	$(0.12)	$(0.18)	$(0.32)
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$0.03	$(0.02)	$0.11	$(0.02)